July 24, 2007

Ms. April Sifford
Branch Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:           Alpha Natural Resources, Inc. and Alpha NR Holding, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 (the “2006 Form 10-K”)
Filed March 1, 2007
File No. 1-32423 and File No. 333-124319-17

Form 10-Q for the period ended March 31, 2007 (the “2007 Q1 Form 10-Q”)
Filed May 10, 2007 and May 15, 2007, respectively

Dear Ms. Sifford:

We refer to the comment letter dated July 12, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-captioned filings by Alpha Natural Resources, Inc. (“Parent”) and Alpha NR Holding, Inc. (“Holding” and together with Parent, “Alpha” or the “Company”).

Alpha acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  Alpha also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have set forth a verbatim reproduction of your comments in italics, followed in each case by our response.

Form 10-K for fiscal year ended December 31, 2006
Note  3(k).  Revenue Recognition, page 81

1.
We note your alternatives for recognizing revenue in the event that new contracts are negotiated with a customer and shipments commence before the old contract is complete.  Please tell us and disclose in more detail why these alternative revenue recognition methods are necessary and why revenue would not be recognized according to the terms of the contract under which the product is shipped.

In 2004, the Company adopted its revenue recognition accounting policy for “overlapping” coal sales contracts (contracts where shipments have begun on a new contract before the old contract shipments are complete) based upon an analogy to Emerging Issues Task Force 91-6, RevenueRecognition of Long-Term Power Sales Contracts (“EITF 91-6”).

Ms. April Sifford
Securities and Exchange Commission

During the first and second quarters of 2004, the Company was shipping metallurgical coal to two export customers at a price of approximately $50 per ton.  Prior to completion of the required shipments under these contracts, the Company entered into additional contracts with the same customers at an increased price of about $100 per ton.  Under these arrangements, the Company was still obligated to complete the shipments required under the previous contracts.  The substantial increase in price was mainly due to the strong coal pricing environment in the early portion of 2004.  The customers and the Company agreed that shipments under the new contracts would begin before the Company was required to complete its obligations to ship the lower priced coal under the old contracts, so that shipments under the two sets of contracts overlapped.  The Company’s commitments to ship under these two contracts expired in May 2006, and the Company has had no other customer contracts with “overlapping” terms.

The Company determined that these arrangements should be accounted for in a manner similar to the accounting guidance provided in EITF 91-6.  Although EITF 91-6 specifically applies to nonutility power generators, an analogy can be drawn to the Company’s coal contracts discussed above.  EITF 91-6 discusses contracts where there are billings based upon scheduled prices or based on modified or amended contracts.  Since the Company’s contracts with its export customers are re-negotiated each year mainly on the basis of price, the Company considered the re-negotiations in 2004 and the arrangement to ship coal at the same time under two sets of contracts described above to be amendments to existing arrangements.  One issue discussed by EITF 91-6 relates to whether revenue on a sales contract that contains scheduled price changes should be recognized based on the schedule prices or ratably over the term of the contract.  The conclusion set forth in EITF 91-6 is that revenue should be recognized as the lesser of (1) the amount billable under the contract or (2) an amount determined by the quantity of product made available during the period multiplied by the average revenue over the term of the contract.  This calculation is based on cumulative billings and cumulative average revenue.  With respect to the Company’s overlapping contracts and the related delivery schedules, the arrangements have characteristics similar to the arrangements with scheduled price changes discussed in EITF 91-6.  Applying this guidance to the Company’s situation requires that revenue from these “overlapping” contracts be recognized based on the lower of average price per ton to be delivered under the two sets of overlapping contracts or the billable amounts to date from the date of the new contracts.

Alpha NR Holding, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Note 12.  Long-Term Debt

10% Senior Notes Due June 2012, page 93

2.
We note your disclosure that certain entities acting as guarantors do not have independent operations or assets and thus disclosure of condensed historical financial information for guarantor/non-guarantor parent or subsidiary companies is not meaningful.  We also note that you have supplied these guarantor financial statements in your Form 10-Q for the quarterly period ended March 31, 2007.  Please tell us and revise your disclosure to include these statements for the fiscal year ended December 31, 2006, or tell us why these statements were not included in you Form 10-K.

Ms. April Sifford
Securities and Exchange Commission

With respect to the $175,000,000 of 10% Senior Notes due 2012 issued by certain subsidiaries of Holding (the “Senior Notes”), Holding, in its 2006 Form 10-K, provided the narrative disclosures specified in Note 5 of Rule 3-10(d)(4) of Regulation S-X, including the narrative disclosures specified in paragraphs (9) and (10) of Rule 3-10(i) (the “Note 5 disclosures”), in lieu of the condensed consolidating financial information required by Rule 3-10(d) of Regulation S-X (the “condensed consolidating financial information”).  The Senior Notes were co-issued by Alpha Natural Resources, LLC, a wholly owned indirect subsidiary of Holding (“ANR LLC”), and ANR LLC’s wholly-owned subsidiary, Alpha Natural Resources Capital Corp. (together with ANR LLC, the “Co-Issuers”).  The Senior Notes are guaranteed fully and unconditionally on a joint and several basis by Holding and all of its subsidiaries other than the co-issuers and one newly formed subsidiary as discussed below.  None of Holding and the Co-Issuers have independent operations or assets.  The Company originally discussed its proposed reliance on Note 5 of Rule 3-10(d)(4) with the Staff in connection with the filing of a registration statement on Form S-4 to register the issuance of the Senior Notes in June 2005, and the Staff informed the Company that it would not object to this position in a letter dated June 23, 2005.

On December 28, 2006, a subsidiary of Holding acquired a 94% interest in a non-operating venture, Gallatin Materials, LLC (“Gallatin”) for a purchase price of $3.3 million and an obligation to make an additional capital contribution of $7.0 million in 2007.  Gallatin was formed to construct and operate a lime processing facility that is expected to begin operations in the fourth quarter of 2007.  Gallatin did not become a guarantor of the Senior Notes, and is the only non-guarantor subsidiary of Holding with respect to the Senior Notes.

In preparing the 2006 Form 10-K, Holding determined that, from the time of the purchase of Gallatin on December 28, 2006 until December 31, 2006, Gallatin qualified as a “minor” subsidiary as defined in Rule 3-10(h)(6) of Regulation S-X.  Each of Gallatin’s total assets, stockholders’ equity, revenues, income from continuing operations before income taxes and cash flows from operating activities was 1% or less than Holding’s corresponding consolidated amount as of and for the fiscal year ended December 31, 2006.

Note 2 to Rule 3-10(d)(4) of Regulation S-X provides: “The condensed consolidating financial information described in paragraph (d)(4) may omit the column for ‘any other subsidiaries of the parent company on a combined basis’ if those other subsidiaries are minor.”  Gallatin is the only subsidiary of Holding that would qualify for inclusion in the column for ‘any other subsidiaries of the parent company on a combined basis’ in the condensed consolidating financial information, and pursuant to Note 2, the information for Gallatin would not be required to be included in such column because Gallatin is a minor subsidiary.  Furthermore, Holding, as the parent company, and the Co-Issuers each have no independent operations or assets.  Accordingly, disclosing columns with separate financial information for Holding, the Co-Issuers and Gallatin as part of condensed consolidating financial information in the 2006 Form 10-K would not provide any meaningful additional disclosure.  Accordingly, the Company believes that it should be able to continue to provide the Note 5 disclosures, consistent with the Staff’s position in 2005.

Ms. April Sifford
Securities and Exchange Commission

Regarding the inclusion in Holding’s 2007 Q1 Form 10-Q of the condensed consolidating financial information, the Company anticipated that by the end of 2007, Gallatin may no longer qualify as a minor subsidiary due to the expectation that it will begin operations by that time.  If that is the case, the condensed consolidating financial information would be required to be included in Holding’s annual and quarterly reports at that time.  As a result, Holding determined to include the condensed consolidating financial information in its quarterly reports on Form 10-Q beginning with the 2007 Q1 Form 10-Q, although the disclosure was not yet required, for consistency of disclosure in Holding’s quarterly reports and annual report for 2007.

The Company additionally notes that, as of June 29, 2007, Holding merged with Parent, a filer of periodic reports with the Commission.  Holding has therefore ceased filing separate periodic reports with the Commission.  As of June 29, 2007, Parent became a guarantor of the Senior Notes and, going forward, will provide the condensed consolidating financial information in its periodic reports filed with the Commission.

Form 10-Q for the quarterly period ended March 31, 2007

Note 14.  Supplemental Guarantor/Non-Guarantor Financial Information

3.
We note your disclosure that the payment obligations under the $175,000 10% Senior Notes due 2012 are unsecured, but are guaranteed fully and conditionally on a joint and several basis by the Company.  Please tell us if this disclosure should be changed to unconditionally, and if so, please revise your language in future filings.  If the disclosure is correct and the Senior Notes are guaranteed on a conditional basis, please revise to disclose those conditions on a more detailed basis.

We concur with the Staff’s comment and will correct this typographical error in future filings.

* * * * * * * * * * * * * *

Should you require clarification or have any further questions, please contact me at (276) 619-4427.  The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.

Very truly yours,

    By: /s/ David C. Stuebe
David C. Stuebe
Vice President and Chief Financial Officer

cc:	Bob Carroll, Division of Corporation Finance, Securities and Exchange Commission
Kim Calder, Division of Corporation Finance, Securities and Exchange Commission
Sandra L. Flow, Cleary Gottlieb Steen & Hamilton LLP